FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of May 2003

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Holmes Trustees Limited
Profit & Loss Account
Period ended 15 April 2003

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	313,971	308,910
Interest receivable - Cash Deposits	3,638	3,230
	317,609	312,140
Interest payable - Mortgages	(313,971)	(308,910)
Interest payable - Cash Deposits	(3,638)	(3,230)
	(317,609)	(312,140)
Net operating income	-	-
Fees receivable	6,362	3,638
Fees payable	(6,362)	(3,638)
Operating expenses	(4,276)	(3,627)
Provision charges	(172)	(18,474)
Other income	4,447	22,101
Profit on ordinary activities before taxation	-	-
Taxation	-	-
Profit on ordinary activities after taxation	-	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	-	-

Holmes Trustees Limited
Balance Sheet
Period ended 15 April 2003

		£'000
Fixed asset investments		
Mortgage loans secured on residential property		23,643,836
Current assets		
Bank interest receivable	480	
Cash at bank	245,971	
Other debtors	44,381	
Taxation	6	
Amounts due from Funding	34,261	
	325,099	
Creditors: Amounts falling due within one year		
Amounts due to Seller	(324,934)	
Sundry creditors	(165)	
	(325,099)	
Net current assets		0
Total assets less current liabilities		23,643,836
Creditors: Amounts falling after more than one year		
Seller share of mortgage loans		(8,221,687)
Funding share of mortgage loans		(15,422,149)
Net assets		0
Capital and reserves		
Share capital (£2)		0
Reserves		0
		0

Holmes Funding Limited
Profit & Loss Account
Period ended 15 April 2003

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Mortgages	168,642	157,290
Interest receivable - Cash Deposits	4,912	8,230
	173,554	165,520
Interest payable - Inter-company loans	(151,309)	(145,056)
Interest payable - Start up loans	(668)	(707)
	(151,977)	(145,762)
Net operating income	21,577	19,757
Other income	6,046	4,031
Operating expenses	(6,509)	(15,938)
Deferred consideration	(24,408)	(18,502)
Profit/(loss) on ordinary activities before taxation	(3,295)	(10,652)
Taxation	3,314	(11)
Profit/(loss) on ordinary activities after taxation	19	(10,663)
Dividend	-	-
Retained profit/(loss) brought forward	(14,703)	(4,040)
Retained profit/(loss) carried forward	(14,684)	(14,703)

Holmes Funding Limited
Balance Sheet
Period ended 15 April 2003

		£'000	
Fixed asset investments			
Beneficial interest in Trust mortgage portfolio		15,422,149	
Current assets			
Deferred expenditure (costs of securing)	30,217		
Sundry debtors	82		
Taxation	4,178		
Cash at bank:			
Reserve funding	281,044		
Transaction account	1,881		
Funding GIC account	601,011		883,936
	918,413		
Creditors: Amounts falling due within one year			
Deferred consideration creditor	151,492		
Interest payable accrual	2,999		
Amounts due to Trustee	34,261		
Interest payable - Inter-company loans	5,346		
Sundry creditors	4,304		
	198,403		
Net current assets		720,010	
Total assets less current liabilities		16,142,159	
Creditors: Amounts falling due after more than one year			
Inter-company loans		(16,087,329)	
Start up loans		(69,514)	
Net assets		(14,684)	
Capital and reserves			
Share capital (£2)		-	
Reserves		(14,684)	
		(14,684)	

Holmes Funding Limited
Notes to Balance Sheet
Period ended 15 April 2003

	£'000	£'000
Balance on cash accumulation ledger	599,896	

Available credit enhancement

	First Reserve	Second Reserve
Reserve funds at closing	224,153	56,891
Initial closing reserve funds	195,411	56,891
Drawings to make bullet repayment	-	-
Other drawings	-	-
Transfers from revenue receipts	28,743	-
Closing reserve balance	224,153	56,891
Target reserve funds	291,000	73,826

Principal deficiency ledger

		AAA	BBB
Opening PDL balance		Nil	Nil
Losses this quarter		-	-
PDL top up from revenue income		-	-
Closing PDL balance	Nil	Nil	Nil

Start up loan outstanding

	£'000
Opening balance	68,065
Initial start up loan (incl. accrued interest)	14,792
Second start up loan (incl. accrued interest)	14,742
Third start up loan	17,500
Fourth start up loan	7,500
Fifth start up loan	5,100
Sixth start up loan	6,100
Seventh start up loan	3,780
	69,514
Accrued interest	2,999
Repayments made	-
Closing balance	72,514

Liquidity facility

	£'000
Liquidity facility limit	25,000
Liquidity facility drawn	-
Liquidity facility available	25,000

Holmes Financing (No. 4) PLC
Profit & Loss Account
Period ended 15 April 2003

	This Quarter £'000	Prior Quarter £'000
Interest receivable - Inter-company loan	29,425	29,908
Interest receivable - Cash deposits	-	-
	29,425	29,908
Interest payable - Notes	(29,424)	(29,908)
Interest payable		
	(29,424)	(29,908)
Net operating income	1	-
Other income	-	50
Operating expenses	-	(50)
Profit on ordinary activities before taxation	1	-
Taxation	-	-
Profit on ordinary activities after taxation	1	-
Dividend	-	-
Retained profit brought forward	-	-
Retained profit carried forward	1	-

Holmes Financing (No. 4) PLC
Balance Sheet
Period ended 15 April 2003

		£'000
Fixed asset investments		
Loans to Funding		2,717,000
Current assets		
Sundry debtors	8	
Cash at bank	13	
Cash collateral	195,608	
	195,629	
Creditors: Amounts falling due within one year		
Sundry creditors	7	
	7	
Net current assets		195,622
Total assets less current liabilities		2,912,622
Creditors: Amounts falling due after more than one year		
Amounts due to noteholders		(2,717,000)
Amount due to CSFB		(195,608)
Net assets		14
Capital and reserves		
Share capital		13
Reserves		1
		14

Holmes Financing (No. 4) PLC
Notes Outstanding
Period ended 15 April 2003

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Moody's current rating	Aaa	Aaa	Aaa	Aaa		Aaa
S&P current rating	AAA	AAA	AAA	AAA		AAA
Fitch Ratings current rating	AAA	AAA	AAA	AAA		AAA

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Moody's current rating	Aa3	Aa3	Aa3			Aa3
S&P current rating	AA	AA	AA			AA
Fitch Ratings current rating	AA	AA	AA			AA

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Moody's current rating	Baa2	Baa2	Baa2			Baa2
S&P current rating	BBB	BBB	BBB			BBB
Fitch Ratings current rating	BBB	BBB	BBB			BBB

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Moody's current rating	Ba2	Ba2	Ba2
S&P current rating	BB	BB	BB
Fitch Ratings current rating	BB	BB	BB

	Series 1 Class A $	Series 2 Class A €	Series 3 Class A1 £	Series 3 Class A2 $		Series 4 Class A CHF
Initial note balance	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000
Previous quarter's note principal	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000
Note redemptions	-	-	-	-		-
Outstanding note principal	1,050,000,000	800,000,000	550,000,000	410,000,000		850,000,000

	Series 1 Class B $	Series 2 Class B €	Series 3 Class B $			Series 4 Class B £
Initial note balance	36,500,000	35,800,000	34,500,000			11,000,000
Previous quarter's note principal	36,500,000	35,800,000	34,500,000			11,000,000
Note redemptions	-	-	-			-
Outstanding note principal	36,500,000	35,800,000	34,500,000			11,000,000

	Series 1 Class C $	Series 2 Class C €	Series 3 Class C $			Series 4 Class C £
Initial note balance	54,500,000	53,800,000	49,500,000			19,000,000
Previous quarter's note principal	54,500,000	53,800,000	49,500,000			19,000,000
Note redemptions	-	-	-			-
Outstanding note principal	54,500,000	53,800,000	49,500,000			19,000,000

	Series 3 Class D1 £	Series 3 Class D2 €	Series 3 Class D3 $
Initial note balance	30,000,000	27,000,000	5,000,000
Previous quarter's note principal	30,000,000	27,000,000	5,000,000
Note redemptions	-	-	-
Outstanding note principal	30,000,000	27,000,000	5,000,000

	Series 1 Class A	Series 2 Class A	Series 3 Class A1	Series 3 Class A2		Series 4 Class A
Note interest margins	19	N/A	23	23		N/A
Step up dates	16/07/2006	16/07/2006	16/07/2006	16/07/2006		16/07/2006
Step up margins	38	48	46	46		36

	Series 1 Class B	Series 2 Class B	Series 3 Class B			Series 4 Class B
Note interest margins	39	40	44			43
Step up dates	16/07/2006	16/07/2006	16/07/2006			16/07/2006
Step up margins	78	80	88			86

	Series 1 Class C	Series 2 Class C	Series 3 Class C			Series 4 Class C
Note interest margins	120	145	130			150
Step up dates	16/07/2006	16/07/2006	16/07/2006			16/07/2006
Step up margins	220	245	230			250

	Series 3 Class D1	Series 3 Class D2	Series 3 Class D3
Note interest margins	475	450	450
Step up dates	16/07/2006	16/07/2006	16/07/2006
Step up margins	575	550	550

Interest payment cycle	Quarterly
Interest payment date	15th or next business day
Next interest payment date	15/07/2003
Liquidity facility limit	£ 25,000,000
Liquidity facility drawn	Nil
Liquidity facility available	£ 25,000,000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 14 May, 2003   **By / s / Natalie Weedon**
                                            (Authorised Signatory)